      As filed with the Securities and Exchange Commission on June 29, 2001
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                          CARDIAC PATHWAYS CORPORATION
                            (NAME OF SUBJECT COMPANY)

                          CARDIAC PATHWAYS CORPORATION
                      (NAME OF PERSON(s) FILING STATEMENT)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   141408 10 4
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               995 BENECIA AVENUE
                               SUNNYVALE, CA 94086
                                 (408) 737-0505
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)


                                   ----------

                               THOMAS M. PRESCOTT
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          CARDIAC PATHWAYS CORPORATION
                               995 BENECIA AVENUE
                               SUNNYVALE, CA 94086
                                 (408) 737-0505
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
        INCLUDING AREA CODE, OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   ----------

                                   Copies to:
                             CHRIS F. FENNELL, ESQ.
                              MICHAEL S. DORF, ESQ.
                           CHRISTIAN E. MONTEGUT, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                               PALO ALTO, CA 94304
                                 (650) 493-9300

                                   ----------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================
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            QUESTIONS & ANSWERS: BSC ACQUISITION OF CARDIAC PATHWAYS
                           Cardiac Pathways Employees

Q: WHAT IS BOSTON SCIENTIFIC?

A: Boston Scientific Corporation (NYSE:BSX) is the largest medical device company in the world dedicated to minimally invasive therapies. Its mission is to improve the quality of patient care and the productivity of health care delivery through the development and advocacy of minimally invasive medical devices and procedures. The company pursues this mission through the continuing refinement and development of products and technologies that can reduce risk, trauma, cost, procedure time, and the need for aftercare. Outside North America, the company's development, manufacturing, sales and marketing are managed by the international division of Boston Scientific through its European, Japanese, and Inter-Continental operations, as well as dealers in more than 25 countries. Today, Boston Scientific employs approximately 14,000 people and operates in 15 facilities worldwide. The company's corporate headquarters are located in Natick, Massachusetts.

Q: HOW IS BOSTON SCIENTIFIC ORGANIZED?

A: Boston Scientific is primarily a divisional organization, organized according to the customers and markets we serve that fall under our Endosurgery and Cardiovascular groups. Each of these groups is headed by a senior vice president. Our manufacturing plants serve multiple businesses as part of a centralized global operations network. Outside the U.S., we are organized by regions, including Europe, Japan and Inter-Continental.

Q: WHERE WILL CARDIAC PATHWAYS FALL INTO THIS STRUCTURE?

A: Cardiac Pathways will become part of our cardiac electrophysiology division, Boston Scientific/EP Technologies - a member of our Cardiovascular group. Located in San Jose, California, the division currently employs approximately 425 people in various roles including research and development, sales, marketing, administration and manufacturing. Tom Coen is the President of the division.

Boston Scientific/EP Technologies is a leader in developing minimally invasive procedures for use in cardiac electrophysiology, a field that focuses on the heart's electrical system. The division designs and develops EP catheters and cardiac ablation systems to diagnose and treat arrythmias.

Q: WHAT IS THE STRATEGIC RATIONALE BEHIND THE ACQUISITION?

A: The acquisiton of Cardiac Pathways enhances Boston Scientific's product offerings in electrophysiology and broadens our technology base. Importantly, the technology platforms are expandable to EP Technologies' products. Of particular interest are two technology platforms. The first is a fluid-cooled, EP ablation catheter, known as the

Chilli(R) Cooled Ablation Catheter, that uses internal cooling during radiofrequency ablation to create large lesions to stop tachyarrythmias that originate deep in the heart.

The second technology, known as the Realtime Position Management(R) (RPM) System, is a non-fluoroscopic, three dimensional, cardiac mapping and catheter navigation technology that electrophysiologists use to identify and map the source of a tachyarrythmia and guide an EP catheter to the target site. We expect that this technology will have broad application across numerous diagnostic and therapeutic product lines.

Q: WHY IS THIS ACQUISITION GOOD FOR CARDIAC PATHWAYS AND BOSTON SCIENTIFIC?

A: As part of the Boston Scientific team, Cardiac Pathways will have access to our product lines and the ability to reach into the global marketplace through our sales and marketing team. They will also have the opportunity to apply their expertise to our technologies.

For Boston Scientific, Cardiac Pathways represents much more than just product acquisitions. It's about innovation, manufacturing expertise that supports the innovation, and customer service. We will be able to offer our customers one of the broadest lines of electrophysiology technologies currently available. Cardiac Pathways' technological knowledge and expertise will help Boston Scientific to accelerate new product development.

The integrated Chilli Catheter system navigates, maps and treats cardiac tachyarrythmias, and provides physicians everything they are looking for in an EP ablation catheter. The RPM System could dramatically change how physicians visualize, locate and navigate catheters used in EP procedures. We expect that it will have broad application across a number of diagnostic and therapeutic product lines.

Q: WILL THE ACQUISITION AFFECT THE SENIOR MANAGEMENT AT BOSTON SCIENTIFIC?

A: Boston Scientific does not anticipate any major changes in senior management as a result of this acquisition.

Q: HOW WILL THE ACQUISITION AFFECT CARDIAC PATHWAYS' MANAGEMENT TEAM?

A: As we bring the two companies together, there will be some displacement of top management. Tom Prescott will remain with us through the integration process, and we are making every effort to retain top managers who will be critical to our mutual success.

Q: WILL POSITIONS BE ELIMINATED?

A: We do not anticipate any layoffs or downsizing of the Cardiac Pathways team in the foreseeable future.
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There will be change for the field organization. After the deal is closed, we will move quickly to integrate the two sales teams into one EP Technologies sales organization. We hope to have the process completed by the end of October.

Q: HOW WILL THE TWO BUSINESSES BE INTEGRATED?

A: Over the next three months, a transition plan that looks at all areas of integration will be developed. Our intent is to go slowly and not disrupt our ability to develop, manufacture and sell products to our customers. We will keep you informed of integration plans as we move forward.

Q: ARE THERE OPPORTUNITIES TO INCREASE CHILLI CATHETER AND RPM SYSTEM REVENUES?

A: Yes. We plan to substantially grow this business by leveraging a combined field organization.

Q: PAST MERGERS AND ACQUISITIONS HAVE OFTEN MEANT A LOT OF CHANGE FOR BOSTON SCIENTIFIC EMPLOYEES. WILL THIS BE THE CASE WITH CARDIAC PATHWAYS?

A: No. From past experience, and based on the capabilities Cardiac Pathways brings to BSC, we believe the best course is for Cardiac Pathways to continue to operate with minimal change. We anticipate there will be benefits Cardiac Pathways can gain from BSC by tapping into our knowledge base for complementary processes and technologies to benefit our combined organization.

Q: WILL MY PAY CHANGE?

A: Cardiac Pathways' pay programs will not change for the balance of calendar year 2001. This will give us time to evaluate Cardiac Pathways' programs relative to Boston Scientific's. We do not anticipate significant changes. Boston Scientific is a pay-for-performance company.

Q: WHAT HAPPENS TO MY CARDIAC PATHWAYS STOCK OPTIONS?

A: When the acquisition is complete, all outstanding in-the-money options will fully vest. Shortly after closing, the difference between the grant price and the per share deal price, net of applicable withholding taxes, will be forwarded to all employees holding in-the-money options.

Similarly, the employee stock ownership plan will end as of the pay period prior to the completion of the tender offer. Cash for these shares will also be forwarded shortly after closing.

Q: DOES BOSTON SCIENTIFIC HAVE STOCK OPTION AND EMPLOYEE STOCK OWNERSHIP PLANS?

A: Boston Scientific's compensation program includes the opportunity for employees to be awarded stock options on a performance basis. Managers are provided a stock option budget on an annual basis and are asked to make selective recommendations based on an employees' performance.

Our benefit program also provides employees with the opportunity to enroll in a payroll-deducted stock purchase plan where stock is offered twice (two 6-month windows) per year and purchases made through the plan are at 85 percent of the applicable fair market value.

Q: WILL MY BENEFITS CHANGE?

A: We are currently in the process of developing, with your Human Resources group, a benefits integration strategy. The plan we administer is comparable to the plan you are currently enrolled in, and you should expect a smooth transition as we merge plans. We will keep you informed as more information becomes available.

Q: WILL BOSTON SCIENTIFIC INSTALL THEIR OWN POLICIES?

A: Because Boston Scientific has grown so rapidly via acquisitions, we are still focusing on creating common policies throughout our organization. We will evaluate the application and timing of these policies as they apply to Cardiac Pathways.

Q: WILL WE MERGE SALES FORCES?

A: Yes. We expect to move quickly after the deal is closed to integrate the two sales organizations into one EP Technologies sales organization comprised of sales representatives, clinical specialists and field service support. One of the strengths of this combination is being able to take advantage of EP Technologies' selling presence by leveraging our sales force to sell the Chilli Catheter and RPM System in the electrophysiology market. However, until the acquisition is complete, both sales forces will continue to operate independently.

Q: WILL BOSTON SCIENTIFIC MERGE THE CARDIAC PATHWAYS FACILITY WITH THE BOSTON SCIENTIFIC SAN JOSE, CALIFORNIA FACILITY?

A: Yes. It is likely that over time the San Jose facility will become home to the combined electrophysiology business. Before we can do so, however, we need to develop the overall integration plan and then move carefully to develop the details of the manufacturing transfer plan. The earliest likely date for any type of product transfer is the beginning of next year.

Q: IN THE PRESS RELEASE REGARDING THE ACQUISITION, IT STATES THE DEAL IS SIGNED AND EXPECTED TO CLOSE BY THE END OF THE THIRD QUARTER. WHY DOES IT TAKE SO LONG TO COMPLETE THE ACQUISITION?

A: The deal has been agreed to by both companies. However, before it can be finalized, it requires regulatory approval and the completion of the tender offer and merger process, which usually takes from 45 to 90 or more days to complete. While we will continue to plan for a smooth integration, both companies will act independently until the deal is complete.

Q: WHAT CAN I EXPECT WILL OCCUR BETWEEN NOW AND THE TRANSACTION CLOSING IN TERMS OF INTERACTION BETWEEN OUR COMPANIES?

A: Business will continue as usual with the two companies acting independently. The most important focus remains serving our respective customers. We will use this period to continue to plan for our business integration.

Q: HOW CAN I FIND OUT MORE ABOUT BOSTON SCIENTIFIC?

A: We will provide you with detailed information about our markets, products and organization. We also anticipate Boston Scientific employees will visit your facility to share knowledge and information. In the meantime, check us out on the Internet at www.bsci.com.

Q: TO WHOM CAN I GO WITH MY QUESTIONS?

A: You should continue to contact your manager if you have any questions. You may also contact a Human Resources representative.